UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
          WASHINGTON, DC 20549
              SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b)(c)AND (d)
 AND AMENDMENTS THERETO FILED PURSUANT TO
     RULE 13d-2(b) (Amendment No. 1)

         FINANCIAL FEDERAL CORP
            (Name of Issuer)


             COMMON STOCK
     (Title of Class of Securities)

              317492106
           (CUSIP Number)

        Basso Securities Ltd.
        1281 East Main Street
     Stamford, Connecticut 06902
           (203) 324-8400

 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
           Communications)

          -with copies to-

         Stephen M. Schultz
   Kleinberg Kaplan Wolff & Cohen, P.C.
      551 Fifth Avenue - 18th Floor
         New York, NY  10176

          December 31, 2002
(Date of Event Which Requires Filing of
	     this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
 X Rule 13d-1(c)
   Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act.


CUSIP No. 317492106

1.  Name of Reporting Person I.R.S.
Identification Nos. of Above Persons
(entities only)

Basso Securities Ltd.

2. Check the Appropriate Box If A Member
Of A Group (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:
Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With:

5. Sole Voting Power
0

6. Shared Voting Power
0

7. Sole Dispositive Power
0

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned
by Each Reporting Person
0

10. Check if the Aggregate Amount in Row
(9) Excludes Certain Shares
(See Instruction)

11. Percent of Class Represented by
Amount in Row 9   	0.0%

12. Type of Reporting Person (See
Instructions)   CO


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Financial Federal Corp.

1(b)	Address of Issuer's Principal
Executive Offices

733 Third Avenue
New York, NY 10017
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
Basso Securities Ltd.

2(b)	Address of Principal Business
Office or, if none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
317492106


Item 3: If this statement is filed
pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the
Securities Exchange Act of 1934, check
whether the filing is a:

CUSIP No. 317492106

a. Broker or Dealer registered under
Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in
   Section 3(a)(19) of the Act,
d. Investment Company registered under
   Section 8 of the Investment Company
   Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment
   Fund in accordance with Rule 13d-1(b)
   (ii)(F),
g. Parent Holding Company or Control
   Person, in accordance with Rule
   13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in
   Section 3(b) of the Federal Deposit
   Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form
   the definition of an investment
   company under section 3(c)(14) of the
   Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)
   (1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

0

4(b)	Percent of Class

0.0%

4(c) 	Number of shares as to which the
   person has

(i)   Sole Power to vote or to direct the
vote
0

(ii)  Shared power to vote or to direct
the vote
0

(iii)	Sole power to dispose or to direct
   the disposition of
0

(iv) Shared power to dispose or to
   direct the disposition of
0

Instruction:
For computation regarding securities
which represent a right to acquire an
underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or
 less of a Class

If this statement is being filed to report
the fact that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five
percent of the class of securities, check
the following 	X

Instruction: Dissolution of a group
requires a response to this item.

Item 6:  	Ownership of More than Five
percent on Behalf of Another Person.

Not Applicable .

Item 7: 	Identification and
Classification of the Subsidiary Which
Acquired the Security Being Reported
on By the Parent Holding Company.

If a parent holding company has filed
this schedule, pursuant to Rule 13d-1
(b)(ii)(G), so indicate under Item 3(g)
and attach an exhibit stating the
identity and the Item 3 classification
of the relevant subsidiary. If a parent
holding company has filed this schedule
pursuant to Rule 13d-1(c), attach an
exhibit stating the identity of each
member of the group.

Not Applicable


Item 8:	Identification and
Classification of Members of the Group.

If a group his filed this schedule
pursuant to Rule 13d-1(b)(ii)(H), so
indicate under item 3(h) and attach an
exhibit stating the identity and Item 3
classification of each member of the
group.  If a group has filed this
schedule pursuant to Rule 13d-1(c),
attach an exhibit stating the identity
of each member of the group.

Not Applicable


Item 9:	Notice of Dissolution of
Group

Notice of dissolution of a group may be
furnished as an exhibit stating the
date of the dissolution and that all
further filings with respect to
transactions in the security reported
on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the
purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

/s/ Howard Fischer
____________________________
Signature

Howard I. Fischer
President